Exhibit 4.20

INDEPENDENT CONTRACTOR AGREEMENT

This Independent Contractor Agreement (the “Agreement”) is entered into on this 7th day of April, 2017, between Motif BioSciences Inc. (“Motif”), and Jonathan E. Gold (“Consultant”), each a “Party” and, collectively, the “Parties.”

RECITALS

WHEREAS, Consultant currently serves as a Non-Executive Director for Motif Bio plc (“Motif Bio”) and receives certain remuneration for such service; and

WHEREAS, effective upon the Effective Date (as defined below), Motif wishes to engage Consultant to provide certain consulting services to Motif; and

WHEREAS, Consultant and Motif desire to enter into a binding agreement outlining the terms and conditions of their independent contractor relationship;

NOW, THEREFORE, in consideration of the mutual terms, covenants, and promises set forth below, the Parties hereto covenant and agree as follows:

1.                                      Engagement. Motif hereby engages Consultant pursuant to the terms and conditions set forth herein, and Consultant hereby accepts such engagement.

2.                                      Term; Termination.

a)                                     The term of this Agreement and Consultant’s engagement by Motif shall commence on January 1, 2017 (the “Effective Date”) and shall continue for a period of twelve (12) months thereafter (the “Initial Term”) unless terminated earlier as set forth herein. Following the Initial Term, this Agreement shall automatically renew on a monthly basis (each such monthly term, a “Renewal Term,” and, together with the Initial Term, collectively, the “Term”) unless either Party provides written notice of its or his election not to renew this Agreement at least thirty (30) days prior to the end of the Initial Term or then applicable Renewal Term. In the event that either Party provides the required 30-days’ notice of non-renewal, this Agreement and Consultant’s engagement by Motif will be terminated effective upon the expiration of the Initial Term or then-current Renewal Term.

b)                                     Notwithstanding the foregoing section, (i) either Party may terminate the Initial Term, and this Agreement and their relationship, by providing the other Party with ninety (90) days’ written notice of such termination, (ii) Motif may terminate the Initial Term or any Renewal Term, and this Agreement and its relationship with Consultant, immediately upon Consultant’s breach of Section 7 (Qualifications), Section 9 (Indemnification), Section 10 (Inventions) or Section 11 (Confidential Information) or a material breach of any other provision of this Agreement, and (iii) Consultant may terminate the Initial Term or any Renewal

Term, and this Agreement and its relationship with Motif, immediately upon Motif’s material breach of any provision of this Agreement.

c)                                      Upon any non-renewal or termination of this Agreement and the Parties’ relationship, Consultant shall be entitled only to: (i) the portion of Consultant’s fee (as set forth in Section 4(a) of this Agreement) that was earned before the effective date of the non-renewal or termination; and (ii) reimbursement of pre-approved expenses incurred by Consultant before the effective date of the non-renewal or termination that are reimbursable pursuant to Section 4(b) of this Agreement.

3.                                      Scope of Duties; Acknowledgements and Representations.

a)                                     Consultant agrees, and shall use his best efforts, to provide the consulting services and the deliverables set forth in “Exhibit A” hereto, and such other services and deliverables as may be requested or required, from time to time, by Motif (the “Services”).

b)                                     Consultant hereby agrees to devote his reasonable time, abilities, skills, and energy to the performance of the Services. Consultant represents and warrants that he has the right and is free to perform the Services without violating any other agreement to which he is a party. Consultant further represents and warrants that he will not use any trade secret, or confidential or proprietary information, that was obtained, learned, or procured during any period of employment or engagement prior to or concurrent with Consultant’s engagement by Motif (whether prior to or following the Effective Date of this Agreement), in connection with his engagement by Motif or in the performance of the Services.

d)                                     Consultant acknowledges and agrees that, during and after the Term, he shall not: (a) enter into any oral or written contract, agreement, or arrangement on behalf of or in the name of Motif, sign any checks on behalf of or authorize any payments by Motif, or otherwise bind Motif, without the express prior written consent of an officer of Motif; (b) engage in any conduct, or cause Motif to engage in any conduct, that would result in Motif’s breach or violation of any agreement, law, ordinance, or regulation; or (c) describe or represent himself, or hold himself out, as an employee of Motif or any entity owned or controlled, in whole or in part by Motif, or any entity affiliated with Motif.

4.                                      Compensation, Expenses, and Taxes.

a)                                     Compensation. In consideration for the performance of the Services and fulfillment of all of Consultant’s obligations to Motif under this Agreement, and as full compensation therefor, Motif shall pay Consultant a monthly fixed fee of $16,167.00 during the Term. Consultant shall submit monthly statements to

Motif summarizing the Services performed by Consultant for the immediately preceding month, no later than fourteen (14) days following the end of the applicable month being invoiced. Motif shall pay any such invoices within thirty (30) days of receipt. Consultant acknowledges and agrees that as long as this Agreement is in place and notwithstanding any other agreement between Motif and/or Motif Bio and him, no compensation will be paid to him by Motif and/or Motif Bio, including but not limited with regards to his service as a Non-Executive Director of Motif Bio.

b)                                     Expenses. Motif shall reimburse Consultant for all pre-approved (in writing) business expenses, including travel expenses, incurred by Consultant in performance of the Services upon prompt presentment of appropriate and sufficient documentation supporting the need for such expenses. If Motif objects to any expense reimbursement request submitted, Motif shall so advise Consultant within ten (10) business days after receipt thereof; otherwise, payment shall be made within thirty (30) business days following Motif’s receipt of such request. Except as set forth in Section 4(a) and this Section 4(b) of the Agreement, Consultant shall be solely responsible, and shall not be reimbursed by Motif, for all other costs, fees, and/or expenses incurred by Consultant in rendering the Services.

c)                                      Form W-9. Consultant shall provide Motif with a signed and completed IRS Form W-9 upon execution of this Agreement. Payment will be made to the entity named on the IRS Form W-9. Consultant hereby agrees to notify Motif immediately upon any change of taxpayer information found on the IRS Form W-9.

d)                                     Taxes. Motif shall not withhold any taxes from any payment it makes to Consultant, nor make any contributions to any federal, state, or local agency with respect to such payments on behalf of Consultant, but shall report the payments made to Consultant hereunder on an IRS Form 1099. Consultant and Motif acknowledge that Motif intends to deduct the fees it pays to Consultant for the Services as an ordinary and necessary business expense for income tax purposes. Consultant agrees and represents that, except as otherwise required in writing by the Internal Revenue Service: (i) Consultant will treat the such fees as ordinary income for income tax purposes; (ii) Consultant shall be responsible for withholding, if applicable, and paying, when due, all taxes, including estimated taxes, incurred, imposed, or assessed as a result of Consultant’s receipt of such fees from Motif, including but not limited to income taxes and self-employment taxes of Consultant (“Consultant’s Taxes”); and (iii) if Consultant reports the receipt of such fees other than as ordinary income and/or fails to withhold, if applicable, or pay Consultant’s Taxes, Consultant will indemnify and hold harmless Motif from any and all taxes, penalties, interest, costs, and expenses actually incurred, including reasonable attorneys’ fees and accounting fees, or assessed against Motif as a result thereof.

5.                                 Independent Contractor Status. The Parties acknowledge and agree that Consultant enters into this Agreement as, and shall at all times act as, be considered, and remain, an independent contractor of Motif. The Parties further acknowledge and agree that this Agreement shall not, at any time, be construed as creating any association, partnership, joint venture, employment, or agency relationship between Consultant, on the one hand, and Motif. As an independent contractor, Consultant shall:

a)                                Not be subject to Motif’s direct supervision or control with respect to the performance of the Services (except that he may, from time to time, receive generalized instructions from Motif pertaining to the goals to be attained and/or results to be achieved by Consultant);

b)                                Comply, at Consultant’s own expense, with all provisions of applicable federal, state, and local law relating to terms and conditions required to be fulfilled by independent contractors, including but not limited to all applicable tax and insurance laws and regulations;

c)                                 Have complete and sole discretion to determine the method, means, sequence, manner, and schedule pursuant to which the Services shall be and are performed;

d)                                Not receive performance reviews or vocational training, nor shall Consultant be required to work at Motif’s facilities or be subject to the standard disciplinary practices and procedures to which Motif’s employees are subject;

e)                                 Be responsible for maintaining and furnishing, at his own expense, a place of work, and any tools, supplies, apparel, equipment, and appropriate communications facilities required for Consultant to render the Services

f)                                  Except as set forth in this Agreement, not, at any time, be eligible to participate in any of Motif’s employee benefit plans, fringe benefit programs, group insurance arrangements, or other similar plans, programs, or arrangements maintained by Motif for the benefit of its employees, and Consultant shall never claim that he is or was eligible for, or entitled to, any benefits under any such plan, program, or arrangement;

g)                                 Not seek, and shall have no right to receive, unemployment compensation benefits based upon the termination of this Agreement or his engagement by Motif hereunder;

h)                                     Not receive any statutory benefit that Motif makes available to its employees, including but not limited to workers’ compensation, Social Security, or unemployment compensation coverage; and

i)                                         Be solely responsible, to the extent required by applicable law or regulation, for securing disability, unemployment compensation, and/or other insurance, and for obtaining workers’ compensation insurance and training for themselves and others, as necessary.

Consultant agree to never assert or claim that he is or was an employee of Motif at any time during or after the Term, and, given that he is an independent contractor and not an employee of Motif, to never assert any claim seeking wages, employee benefits, unemployment compensation benefits, or workers’ compensation benefits based upon his consulting relationship with Motif and/or the termination thereof. Consultant also knowingly and voluntarily waives any claim against Motif for any benefits provided to Motif’s current or former employees during any period, prior to or following the commencement of the Term, in which Consultant is determined to be a common law employee or any designation other than an independent contractor.

6.                                      Performing Work For Others. The Parties acknowledge and agree that Consultant’s services to Motif shall not be exclusive. The Parties further acknowledge and agree that, during his engagement by Motif, Consultant may perform work on behalf of, and provide services to, persons and entities other than Motif, and may market and advertise his services to such persons and entities, so long as Consultant: (a) does not violate any of his obligations under this Agreement; (b) devotes sufficient time to the performance of the Services as is necessary for Consultant to effectively and efficiently perform all such services and fulfill all of Consultant’s obligations to Motif under this Agreement; and (c) does not accept or become engaged in projects that create a conflict of interest with Motif.

7.                                      Qualifications. Consultant represents and warrants to Motif that Consultant has the qualifications and skills necessary to perform the Services in a competent, professional manner, consistent with applicable industry standards, without the advice, control, or direction of Motif, and is in all respects able to fulfill the requirements of this Agreement. Consultant’s failure or inability to skillfully perform the Services shall constitute a material breach of this Agreement. In the event that Consultant, with Motif’s prior written consent, hires any other person, employee, sub-contractor, agent, or consultant to assist Consultant with performing the Services, Consultant represents and warrants that such person or entity shall have the qualifications and skills necessary to perform the Services in a competent, professional manner, consistent with applicable industry standards, without the advice, control, or direction of Motif, and is in all respects able to fulfill the requirements of this Agreement. Any such person’s failure or inability to skillfully perform the Services shall constitute a material breach of this Agreement.

8.                                 Hire of Others.

a)                                     Consultant may, with prior written consent of Motif, hire persons to assist Consultant in performing the Services. Any and all such persons hired by Consultant to assist in performing the Services shall be considered and classified as employees of Consultant, and, in any event, no person, employee, sub-contractor, agent, or consultant hired by Consultant shall be considered an employee of Motif, unless specifically indicated otherwise in an agreement signed by all parties. The Parties acknowledge and agree that Motif will not have the authority to hire, fire, supervise, control, or manage any of Consultant’s employees. Upon request, Consultant shall immediately provide Motif with proof of disability, workers’ compensation, and general liability insurance, to the extent required by law, covering such employees.

b)                                     In the event that Consultant, with Motif’s prior written consent, hires any other person, employee, sub-contractor, agent, or consultant to assist Consultant with performing the Services, Consultant will obtain such person’s or entity’s written acknowledgement to be bound by the terms of this Agreement, including without limitation the terms contained in Section 7 (Qualifications), Section 10 (Inventions) and Section 11 (Confidential Information).

9.                                      Indemnification.

a)                                     Consultant agrees to, and hereby does, indemnify, defend, protect, and hold harmless Motif and its principals, agents, and affiliated companies of and from any and all claims, actions, causes of action, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, attorneys’ fees, and costs (“Claims”), asserted against Motif or its affiliates, or that Motif or its affiliates may suffer or incur, as a result of, predicated upon, concerning, or arising out of: (a) Consultant’s failure to comply with any representation, covenant, or obligation under, or any provision of, this Agreement; (b) Consultant’s failure, or allegations that he failed, to pay his employees in accordance with applicable federal, state, and/or local law; (c) any claims for wages, benefits, or compensation asserted against Motif by Consultant or any employee, sub-contractor, or agent hired or engaged by Consultant (d) any injury, disability, or death of Consultant, or of any of Consultant’s employees, sub-contractors, or agents, caused other than by a willful or grossly negligent act or omission committed by Motif, or any employee or agent thereof; or (e) in accordance with Section 4(d) of this Agreement, Consultant reporting his receipt of the fees paid by Motif for the Services other than as ordinary income and/or failing to pay Consultant’s Taxes.

b)                                     Motif agrees to, and hereby does, indemnify, defend, protect, and hold harmless Consultant from any and all Claims arising out of his performance of the Services hereunder, except to the extent such Claims are made pursuant to Section 9(a) of this Agreement. Notwithstanding the foregoing, Motif shall not be obligated to make any payment to Consultant under this Section 9(b) that is finally determined by a court or final arbiter of competent jurisdiction to be unlawful.

10.                               Inventions. Consultant agrees that all inventions, patents, ideas, products, and proceeds resulting from Consultant’s performance of the Services, and all rights therein, are and shall forever remain Motif’s exclusive property, and Consultant, with full title guarantee, hereby grants and assigns to Motif the entire copyright (including by way of present assignment all future copyright) and all other rights of whatsoever nature to which Consultant is now or may in the future become entitled to in and to the products of his Services hereunder to Motif.

Consultant also agrees that any copyrightable works prepared by Consultant within the scope of Consultant’s performance of the Services are “works for hire” under the Copyright Act and that Motif will be considered the author and owner of such copyrightable works.

Consultant further agrees that Motif shall have the right to use such results and products during or after the Term in any manner or media whether or not now known. Consultant hereby waives all rights or interest in any invention, idea, products, proceed, or result arising from Consultant’s performance of the Services hereunder in order to enable Motif to fully exploit the products of his services in any and all media, in perpetuity.

11.                               Confidential Information. Consultant understands that, during the course of his engagement by Motif, he may be exposed to trade secrets, and/or confidential and proprietary information, of or about Motif and its operations, including but not limited to information about its plans, finances, projects, research, records, marketing, current and prospective members, sponsors, donors, beneficiaries, partners, agents, consultants, representatives, clients, current and prospective suppliers, contracts, services, systems, processes, methods, know-how, data, consumers, employees, and/or fellow contractors (collectively, the “Confidential Information”). Throughout the Term, Consultant agrees to follow all company policies and practices designed to protect the Confidential Information. In addition, throughout the Term and at all times thereafter: (i) Consultant will hold all Confidential Information in the strictest confidence and take all reasonable precautions to prevent its disclosure to any unauthorized person; and (ii) other than as specifically required by law, Consultant will not use, disclose, communicate, or make available to anyone else, any of the Confidential Information. Consultant understands that if he violates this promise of confidentiality, Motif may take whatever action it deems appropriate to enforce its rights.

Upon termination or expiration of this Agreement, or whenever requested by Motif, Consultant will immediately deliver to Motif all property in his possession, or under his care and control, belonging to Motif, including but not necessarily limited to Confidential Information. The provisions of this Section 11 of the Agreement shall survive the expiration of the Term.

12.                               Miscellaneous.

a)                                     Assignment. Consultant shall not assign any rights, or delegate or sub-contract any obligations, under this Agreement without Motif’s prior written consent. Any assignment or delegation, or attempted assignment or delegation, in violation of the foregoing shall be deemed null and void, and shall constitute a material breach of this Agreement. Motif may freely assign its rights and delegate its obligations under this Agreement, at any time, without Consultant’s prior consent. Subject to the foregoing, this Agreement shall inure to the benefit of, be binding upon, and be enforceable against each of the Parties hereto and their respective successors and assigns.

b)                                     Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions will continue in full force and effect without being impaired or invalidated in any way.

c)                                      Entire Agreement. This Agreement, together with Exhibit A annexed hereto, constitutes the full, complete, and exclusive agreement between Consultant and Motif with respect to the subject matter discussed herein, and supersedes and cancels any and all other agreements, understandings, representations, negotiations, or discussions, either oral or in writing, or express or implied, between and among Consultant and Motif and/or its employees, agents, or representatives, on the other. In entering into and performing under this Agreement, no Party has relied upon any promises or statements except as set forth herein.

d)                                     Modification. This Agreement may be modified, amended, superseded, or canceled, and the terms, covenants, representations, warranties, or conditions hereof may be waived, only by a writing signed by the Party or Parties to be bound by any such modification, amendment, cancellation, or waiver, that references and annexes a copy of this Agreement. Neither e-mail correspondence, text messages, nor any other electronic communications shall constitute a sufficient writing for purposes of this clause.

e)                                      Construction. No part of this Agreement shall be strictly construed against any Party. The headings in this Agreement shall not affect its meaning.

f)                                       Knowing and Voluntary Agreement. Consultant has carefully read all parts of this Agreement and fully understands their meaning. Consultant understands that this Agreement is legally binding, and affirms that he is entering into it voluntarily.

g)                                      Notice. Unless otherwise provided herein, all notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered by hand, (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), or (c) on the date sent by electronic mail of a PDF document (with confirmation of transmission), to the Parties at the following addresses (or to such other address as a Party may have specified by notice given to the other Party pursuant to this provision):

If to Consultant:

Jonathan E. Gold

380 Lexington Avenue, Suite 2020

New York, NY 10168

E-mail: jgold@jegcapital.com

If to Motif:

Motif BioSciences Inc.

Attn: Graham G. Lumsden
125 Park Avenue, Suite 2622
New York, NY 10017

E-mail: graham.lumsden@motifbio.com

h)                                     Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any choice of law provision or rule. Each Party irrevocably submits to the exclusive jurisdiction and venue of the federal and state courts located in New York County, New York, in any legal suit, action, or proceeding arising out of or based upon this Agreement, the Services, or Consultant’s engagement by Motif.

i)                                         Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first set forth above.

CONSULTANT

Name: Jonathan E. Gold

Signature:	/s/ Jonathan E. Gold

Dated:	April 7, 2017

MOTIF BIOSCIENCES, INC.

By: Graham G. Lumsden

Signature:	/s/ Graham G. Lumsden

Title:	Chief Executive Officer

Dated:	April 7, 2017

EXHIBIT A

Description of the Consulting Services

During the Term, Consultant shall provide to Motif the following services and deliverables:

Strategic financial expert advice and guidance, including but not limited to advice concerning:

•                  Capital Markets (equity and debt) insight, analysis and recommendations;

•                  Investment Bank assessment and partnering, syndicate building, terms;

•                  Capital raising strategy, including capital markets, M&A, strategic partnerships;

•                  Negotiation of terms for proposed financial transactions; and

•                  Such other advice and guidance as may reasonably be requested by Motif from time to time.

Reports, submitted upon request, detailing:

•                  Any new potential business opportunities for Motif identified or pursued during the current month;

•                  Any new potential partnering opportunities for Motif identified or pursued during the current month;

•                  Any updates regarding potential business opportunities or partnering opportunities previously identified;

•                  The status of any negotiations of proposed financial transactions;

•                  A list of any closed financial transactions; and

•                  Such other items as may be reasonably requested by Motif from time to time.